Exhibit 99.2

Sagtec Global Completes Strategic Private Placement with His Royal Highness

Prince Hassanal of Pahang, Malaysia

Strategic investment provides additional non-debt capital to support Sagtec’s AI commercialization, enterprise project execution and regional growth initiatives

KUALA LUMPUR, MALAYSIA, September 18, 2026 (GlobeNewswire) – Sagtec Global Limited (Nasdaq: SAGT) (“Sagtec” or the “Company”), a provider of AI-assisted software solutions, AI technology infrastructure and cloud-based digital solutions, today announced that it has entered into a definitive private subscription agreement with His Royal Highness Tengku Hassanal Ibrahim Alam Shah Ibni Al-Sultan Abdullah (“HRH Prince Hassanal of Pahang, Malaysia”) for a strategic private placement with an aggregate subscription amount of US$552,500.

Pursuant to the subscription agreement, HRH Prince Hassanal of Pahang, Malaysia, agreed to purchase 850,000 Class A ordinary shares of the Company at a subscription price of US$0.65 per share. The subscription price was mutually agreed upon following commercial negotiations between the parties.

The closing of the private placement is subject to customary closing conditions, including approval by the Company’s board of directors and compliance with applicable securities laws and Nasdaq requirements. At closing, the Company will issue the shares to Tengku Hassanal, and the aggregate subscription amount will be payable within six months following the issuance date. The subscriber may pay all or any portion of the subscription amount before the payment due date without penalty.

Strategic Investment in Sagtec’s Growth Platform

The private placement provides Sagtec with additional equity capital without increasing the Company’s borrowings or creating scheduled interest and principal repayment obligations. The proceeds strengthen the Company’s financial flexibility as it continues to commercialize its AI-assisted solutions, execute enterprise technology projects and pursue selected regional growth opportunities.

Management views the investment as a meaningful expression of confidence in Sagtec’s business direction, management team, technology capabilities and long-term growth potential. The investment comes as Sagtec continues to expand beyond its established enterprise software and smart-ordering solutions into AI-assisted applications, intelligent automation, data and cloud infrastructure, smart property technologies and industry-specific digital solutions.

Sagtec remains focused on developing a more scalable business model supported by software subscriptions, cloud services, database solutions, maintenance, technical support and managed technology services, alongside higher-value enterprise projects.

Strategic Use of Proceeds

The Company intends to deploy the proceeds from the private placement in a disciplined manner to support the next stage of its business development. Subject to the Company’s operational requirements and the approval of its Board of Directors, the proceeds are expected to support:

●	The development and commercialization of Sagtec’s AI-assisted software solutions and enterprise technology platforms;

●	The execution and delivery of existing and prospective enterprise technology projects;

●	The enhancement of the Company’s cloud, database, server and supporting digital infrastructure;

●	Business development, customer acquisition and commercialization activities across Malaysia and other Southeast Asian markets;

●	The expansion of technical, commercial and project-management capabilities;

●	Working capital and ongoing operational requirements; and

●	Complementary strategic initiatives, partnerships and business-expansion opportunities.

The additional capital is expected to allow Sagtec to respond more effectively to commercial opportunities, support larger customer deployments and accelerate the execution of projects capable of generating software, cloud, data and managed technology-services revenue.

“Malaysia has the talent and capabilities to develop technology companies that can compete regionally and internationally. I believe Sagtec has meaningful potential to contribute to this progress through its work in artificial intelligence, enterprise software and digital infrastructure. My investment reflects my confidence in the Company’s direction, management and long-term growth potential,” said HRH Prince Hassanal of Pahang, Malaysia.

“We are deeply honoured to welcome HRH Prince Hassanal of Pahang, Malaysia as a strategic investor in Sagtec,” said Mr. Ng Chen Lok, Chairman and Chief Executive Officer of Sagtec Global Limited. “This investment reflects meaningful confidence in our vision, technology capabilities and long-term business direction. The additional capital strengthens our financial flexibility and will support the continued commercialization of our AI-assisted solutions, enhancement of our technology infrastructure and execution of enterprise projects.”

Mr. Ng continued, “Our priority is to deploy this capital prudently toward initiatives that can generate sustainable revenue, deepen our customer relationships and expand our recurring software and technology-services business. We remain focused on disciplined execution and building long-term value for all shareholders.”

Securities Law Disclosure

The Class A ordinary shares issued pursuant to the private placement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and were issued in reliance on an applicable exemption from registration. The shares constitute restricted securities and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

About Sagtec Global Limited

Sagtec Global Limited (Nasdaq: SAGT) is a Malaysia-headquartered AI technology company providing AI-assisted software solutions, AI technology infrastructure, enterprise technology platforms and cloud-based digital solutions to businesses across Southeast Asia. The Company develops customizable enterprise software, intelligent data-management platforms and cloud-based technologies that support digital transformation across multiple industries. Its proprietary solutions, including the Speed+ cloud-based smart ordering platform, currently serve more than 12,000 clients. Since its initial public offering in March 2025, Sagtec has expanded its business activities across Malaysia, Southeast Asia and the Middle East. For more information, visit www.sagtec-global.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, among others, statements regarding the intended use of proceeds, the anticipated benefits of the investment, the Company’s growth and expansion strategy, the commercialization of its technology solutions, and its ability to generate recurring revenue and long-term shareholder value. Forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied. These risks and uncertainties include prevailing market conditions, the Company’s ability to execute its business strategy, regulatory and Nasdaq requirements, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this press release.

Contact Information

Sagtec Global Limited Contact:

Wan Najwa Enche Khawari

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com

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